Mail Stop 8626   September 17. 2010

John H. Lively, Esq.
The Law Offices of John H. Lively & Associates, Inc.
2041 West 141st Terrace, Suite 119
Leawood, KS 66224

            Re: Pinnacle Capital Management Funds Trust (the "Trust")
                    Registration Statement on Form N-1A
                    Registration Numbers 333-168469; 811-22445

Dear Mr. Lively:

We have reviewed the registration statement referenced above and have the following
comments.

The Pinnacle Capital Management Balanced Fund (the "Fund") Prospectus

Front Cover Page

Identify the ticker symbol of the Fund's shares.

Fees and Expenses of the Fund

Combine the two parentheticals appearing after the "REDEMPTION FEES" line item.

Change the "Distribution Fees/Service (12b-1) Fees" line item to "Distribution and
Service (12b-1) Fees."

Revise the fee table footnote to indicate that "Other Expenses" are also based on
estimated amounts for the current fiscal year. Also please consider briefly explaining in
the footnote what Acquired Fund Fees and Expenses are.

Expense Example

Since the prospectus is offering only one class of shares of one fund, delete the references in this section to "Class C Shares" and "Pinnacle Capital Management Balanced Fund."

The Principal Investment Strategies of the Fund

Add the phrase "and 25% of its assets in equity securities" to the end of the first paragraph because the Fund is a balanced fund.

In the second paragraph, replace the phrase "may favor" with a more definite phrase that conveys the Adviser's strategy.

Clarify the meaning of the phrase "equity oriented."

Identify each type of security which constitutes the "other equity securities" in which the Fund may principally invest.

Identify the types of convertible securities in which the Fund may principally invest. If the convertible securities could be convertible into debt, then disclose how such convertible securities will be treated when determining the percentage of the Fund's assets that are invested in the categories of equity securities and fixed-income securities.

Specify the maximum percentage of the Fund's assets that may be invested in exchange traded master limited partnerships. Also indicate the types of businesses in which the master limited partnerships may invest.

Disclose the maximum percentage of the Fund's assets that may be invested in foreign sovereign debt and, as a sub-category, in emerging market foreign sovereign debt.

Disclose the maximum percentage of the Fund's assets that may be invested in the securities of foreign issuers and, as a sub-category, in the securities of emerging market issuers.

Clarify whether all of the securities described in the first sentence of the fourth paragraph will be rated BBB/Baa or better at the time of purchase by the Fund. If investing in securities of a particular credit rating is a principal investment strategy of the Fund, then add appropriate risk disclosure; for example, highlighting the limitations of credit ratings; rating agency conflicts of interests; etc.

Revise the first sentence of the fourth paragraph to delete the word "including" and to disclose instead a complete list of the types of fixed income securities in which the Fund may principally invest.

Clarify whether the mortgage-backed securities in which the Fund may principally invest may include interest only or principal only securities. Also disclose whether the mortgages underlying the mortgage-backed securities in which the Fund may principally invest may include a material amount of either non-performing, sub-prime, negative amortization, no-document, option pay or other "exotic" type mortgages. Add corresponding risk disclosure as applicable.

Clarify whether the mortgage-backed securities in which the fund may principally invest will be secured by pools of mortgages on single-family, multi-family, manufactured housing and/or commercial properties. Provide related risk factor disclosure as applicable.

Identify the types of "loans" in which the Fund may principally invest.

Clarify the meaning of the phrase "fixed income oriented."

Confirm that when the Fund invests in mutual funds, ETFs or other investment companies to satisfy the requirement that at least 25% of the Fund's assets be invested in each of fixed income securities and equity securities, the mutual funds, ETFs and other investment companies will each have a policy to invest at least 80% of its assets in fixed income securities or equity securities, respectively.

In view of the various risks disclosed under "The Principal Risks of Investment in the Fund," expand the discussion under "The Principal Investment Strategies of the Fund" to make clear how the Fund's principal investments support its "preservation of capital" investment objective.

Disclose the expected maturity/duration of the fixed income component of the Fund's portfolio.

The Principal Risks of Investing in the Fund

You should add a separately captioned "New Fund Risk" section highlighting the risk that the Fund may not attract sufficient assets under management to realize economies of scale and, if true, that it may be liquidated at any time without shareholder approval, at a time that is not favorable for all of its shareholders, and that a liquidation will trigger income tax consequences to the Fund's shareholders.

Investment Company Securities Risk

Highlight the risk that the ETFs in which the Fund may invest may trade at a discount to their net asset value, and disclose the significance thereof.

Disclose in the principal investment strategies section the types of "other investment companies" in which the Fund may invest and highlight the corresponding principal risks in this section.

It appears that underlying funds which invest directly or indirectly in physical commodities should be identified as a principal investment of the Fund. In this regard, add risk disclosure indicating that these underlying funds may not be investment companies and do not afford the protections of the Investment Company Act of 1940. Also add risk disclosure for each principal type of commodity in which the Fund may directly or indirectly principally invest.

Mortgage-Backed / Asset-Backed Securities Risk

To the extent applicable, disclose the risk that the physical collateral "backing" mortgage-backed and/or asset-backed securities may either be inadequate or non-existent.

Master Limited Partnerships ("MLPs") Risks

Identify any principal tax risks, business risks, or liquidity risks of investing in master limited partnerships.

Municipal Securities Risks

In your response letter, confirm that the Fund cannot invest in private activity bonds and fully taxable municipal securities.

Performance History

Expand the first sentence to indicate that the historical performance will also compare the Fund's performance with a broad measure of market performance.

Investment Adviser

Delete the phrase "is the Fund's investment adviser."

Portfolio Manager

Insert the word "Investment" before the word "Adviser."

Purchase and Sale of Fund Shares

The information contained in the footnote should be moved to a location outside the summary prospectus.

Tax Information

Delete the phrase "are taxable, and."

Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of
Portfolio Holdings

Investment Objective

If applicable, state that the Fund's investment objectives may be changed without
shareholder approval. Also disclose how much advance notice the Fund will provide its
shareholders prior to changing its investment objectives.

Sovereign Debt Securities Risks

Replace the parenthetical "(i.e., high-yield bonds)' with the parenthetical "(i.e., junk
bonds)."

Investment Company Securities Risks

Disclose the risk of discount to net asset value at which shares of closed-end investment
companies often trade.

Clarify that retail shares of ETFs and shares of closed-end investment companies are not
redeemable.

Management- The Investment Advisor

Disclose, if true, that the Fund's Investment Adviser has no experience managing or
administering a registered investment company.

In your response letter, specify how the "additional fee of 0.24%" is presented in the
Fund's fee table.

Disclose a comprehensive list of the "expenses" that are excluded from the operating
expenses of the Fund for which the Adviser is obligated to pay under the Services
Agreement.

Pricing of Fund Shares

In the first sentence, disclose that the "price" is net asset value next determined by the
Fund.

Revise to remove any suggestion that there is a difference between "selling or redeeming
a share of the Fund."

Identify each holiday on which the New York Stock Exchange is closed for trading.

Disclose whether an investor purchasing or redeeming Fund shares through the
Distributor and any brokerage firm or other financial institution will purchase or redeem

at NAV next determined after the purchase or redemption order has been received by the Distributor, brokerage firm or other financial institution. In this regard, make clarifying revisions to the disclosure under "Instructions For Selling Fund Shares."

Instructions for Selling Fund Shares

Clarify what constitutes "proper form."

Change the phrase "investment check" to "purchase check."

Statement of Additional Information

Description of the Trust and the Fund

Disclose that no shareholder vote is needed to liquidate the Fund.

Securities Lending

Specify the maximum percentage of the Fund's assets that can be invested in securities lending.

Disclose the costs of securities lending and how the "additional income" earned on securities lending is typically split.

In the last paragraph, clarify that the cash received and/or invested is subject to the risk of loss.

Revise clause (6) to clarify the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Repurchase Agreements

Clarify that repurchase agreements constitute loans that are made by the Fund. Also specify the maximum percentage of the Fund's total assets that can be invested in repurchase agreements.

Borrowing

In the first sentence, clarify that the Fund is permitted to borrow money from banks up to one-third of the value of its total assets.

In the second sentence, substitute the word "borrowing" with the word "leverage."

Options Transactions

Disclose the objective that the Fund will attempt to achieve when it engages in options transactions.

Investment Limitations-Fundamental

The Fund's fundamental limitation on borrowing money states that it does not preclude the Fund from entering into reverse repurchase agreements. Add disclosure in the SAI that highlights the material characteristics and risks of reverse repurchase agreements and the limitations on the Fund's ability to invest in such agreements.

Disclose what activities are consistent with or permitted by the authority cited in the Fund's fundamental limitation on issuing senior securities.

In your response letter, confirm that all of the types of non-publicly offered debt securities in which the Fund may purchase are disclosed in the SAI.

Add the phrase "or group of related industries" to the end of the first sentence of the Fund's fundamental limitation on concentration.

Add the phrase "and paragraph 1 below" to the end of the last sentence of the penultimate paragraph of this section.

The last paragraph of this section, which appears to provide the Fund with a ninety day window within which to bring its total investments in compliance within all of the limitations imposed by the discussion under "Investment Limitations," should be deleted. In the alternative, provide, in your response letter, the legal authority that specifically establishes such a ninety day window.

Investment Limitations-Non-Fundamental

In the illiquid investments non-fundamental policy, change the word "invest" to the word "hold." In the alternative, disclose that if more than 15% of the Fund's net assets are invested in illiquid investments, the Adviser will take prompt action to reduce the Fund's illiquid investments holdings to 15% or less of its net assets.

Add a non-fundamental investment restriction prohibiting the Fund from purchasing any security while outstanding borrowings by the Fund represent more than 5% of the Fund's total assets. In the alternative, add leverage risk disclosure to the prospectus.

Additional Tax Information

If true, clarify that, with respect to each MLP in which the Fund invests, MPL investors, and therefore shareholders of the Fund, may be subject to the state tax of each state in which the partnership has operations or does business. Also disclose, if true, that MLP earnings are considered business income, not investment income, and that Fund shareholders investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account, may owe taxes.

Part C. Other Information

Signatures

At the time the registration statement was originally filed, Steven R. Pickard was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940. Additionally, please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust's Board of Trustees, its principal executive officer, its principal financial officer and its principal accounting officer or comptroller.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of the comments contained in this letter. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel